SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 16, 2026

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of LM Ericsson Telephone Company, April 16, 2026 regarding “Ericsson initiates share buyback program”

PRESS RELEASE April 16, 2026

Ericsson initiates share buyback program

Telefonaktiebolaget LM Ericsson (“Ericsson”) today announces that the Board of Directors has resolved to utilize the authorization granted by the March 31, 2026 Annual General Meeting to initiate a share buyback program relating to Ericsson’s ordinary Class B shares (the “Ordinary Shares”) on Nasdaq Stockholm up to a maximum consideration of SEK 15,000,000,000 (the “Program”).

The purpose of the Program is to distribute surplus liquidity and thereby adjust Ericsson’s capital structure by reducing its capital as well as to enable purchases of shares to be used to meet Ericsson’s obligations within the framework of Ericsson’s share-related incentive programs. Accordingly, the Board of Directors intends to propose to the 2027 Annual General Meeting that the repurchased shares, other than those used to fulfil Ericsson’s obligations under its share-related incentive programs, are cancelled.

The Program will be managed by an independent financial investment firm, which will make its trading decisions regarding the timing of the share repurchases independently of, and without influence by, Ericsson. Any purchase of Ordinary Shares made in relation to this announcement will be carried out on Nasdaq Stockholm in accordance with the Nordic Main Market Rulebook for Issuers of Shares – Nasdaq Stockholm (Supplement D) and in accordance with the Regulation (EU) No 596/2014 of the European Parliament and of the Council on market abuse (MAR) and the Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 supplementing MAR (the Safe Harbour Regulation).

In addition, the Program is subject to the following terms:

•	Acquisitions are expected to commence on April 23, 2026, at the earliest, and end on March 31, 2027, at the latest.

•	A maximum number of Ordinary Shares may be repurchased so that Ericsson’s total holding at any time does not exceed 10 per cent of Ericsson’s total number of issued shares.

•

The Ordinary Shares may only be purchased at a price which falls within the prevailing interval registered on Nasdaq Stockholm at each point in time (i.e. in the interval between the highest purchase price and the lowest selling price).

There are in total 3,371,351,735 shares in Ericsson, 261,755,983 shares of Class A and 3,109,595,752 shares of Class B. Ericsson’s holding of treasury stock as of April 16, 2026, amounts to 38,002,276 shares of Class B.

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PRESS RELEASE April 16, 2026

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTES TO EDITORS:

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MORE INFORMATION AT:

Ericsson Newsroom

media.relations@ericsson.com (+46 10 719 69 92)

investor.relations@ericsson.com (+46 10 719 00 00)

FOR FURTHER INFORMATION, PLEASE CONTACT:

Contact person

Investors

Daniel Morris, Vice President, Head of Investor Relations

Phone: +44 7386 657217

E-mail: investor.relations@ericsson.com

Lena Häggblom, Director, Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Alan Ganson, Director, Investor Relations

Phone: +46 70 267 27 30

E-mail: alan.ganson@ericsson.com

Media

Ralf Bagner, Head of Media Relations

Phone: +46761284789

E-mail: ralf.bagner@ericsson.com

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PRESS RELEASE April 16, 2026

Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

ABOUT ERICSSON:

Ericsson’s high-performing networks provide connectivity for billions of people every day. For 150 years, we’ve been pioneers in creating technology for communication. We offer mobile communication and connectivity solutions for service providers and enterprises. Together with our customers and partners, we make the digital world of tomorrow a reality. www.ericsson.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ CHRIS HOUGHTON
Chris Houghton
Senior Vice President, Chief Operating Officer

By:	/s/ LARS SANDSTRÖM
Lars Sandström
Senior Vice President, Chief Financial Officer

Date: April 16, 2026